UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 30, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

IDACORP, Inc.
File No. 1-14465

Idaho Power Company
File No. 1-03198

CF#35556

IDACORP, Inc. and Idaho Power Company submitted an application under Rule 24b-2 requesting an extension of prior grants of confidential treatment for information they excluded from the Exhibits to Form 10-Qs filed on August 6, 2009 and to Form 10-Qs filed on October 28, 2010.

Based on representations by IDACORP, Inc. and Idaho Power Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.64	10-Q	August 6, 2009	through November 1, 2027
10.44	10-Q	October 28, 2010	through November 1, 2027

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary